December 21, 2004


VIA FACSIMILE AND OVERNIGHT DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

Attention: Daniel Gordon

         Re:      Linear Technology Corporation
                  Form 10-K for the Fiscal Year Ended June 27, 2004 File No. 1-14864

Ladies and Gentlemen:

         On behalf of Linear Technology Corporation (the "Company"), I submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated December 7, 2004, relating to the Company's Form 10-K for the fiscal year ended June 27, 2004.

         In this letter, I have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company's Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations-Page 15

1. We note on page 8 you briefly reference a license agreement with Texas Instruments. Supplementally tell us and revise your Management's Discussion and Analysis in future filings to provide additional details regarding this and any other similar material agreements. Discuss the significant terms of the agreement and how the agreement will impact your business going forward, including discussions of any royalty payments that may be due under these agreements.

         Response:

         The Company supplementally advises the Staff that in March of fiscal 2003 the Company entered into a ten-year patent portfolio cross license agreement with Texas Instruments, Inc. (TI). Under the terms of the agreement, the Company may use TI's patents for the term of the agreement and TI may use the Company's patents for the term of the agreement. In addition, the Company must pay TI a fixed royalty on a quarterly basis for the term of the agreement. The amount of $56.6 million originally capitalized represents the ten-year obligation of the Company, which is being amortized equitably over the ten-year period. The annual amortization expense represents roughly 1% of pre-tax income in fiscal 2004.

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

         The only material obligation of the Company under the TI Agreement is the obligation to pay the royalty. This obligation is reflected on the Company's balance sheet, and the accounting treatment of the TI Agreement is disclosed in the Footnote 3. "Intangible Assets" in the Company's Form 10-K. Accordingly, the Company believes that additional disclosure is not necessary. Furthermore, the Company advises the Staff that it has from time-to-time entered into similar agreements and thus considers the TI Agreement to be in the ordinary course of its business.

         The  Company  accounted  for the  agreement  under  the  provisions  of
         Accounting   Principles  Board  Opinion  21  (APB  21),   "Interest  on
         Receivables and Payables" and Financial Accounting Standard No. 142 (SFAS 142) "Goodwill and Other Intangible Assets." Under APB 21, the Company valued the asset and corresponding liability by using the net present value of the fixed royalty payments. Under SFAS 142 the Company is amortizing the asset on a straight-line basis over the term of the agreement because the license's useful life is finite. The straight-line method was utilized as required by SFAS 142 because there was no more reliable method of amortization that reflected the pattern in which the economic benefits of the intangible asset would be consumed. In addition, the Company is amortizing the related liability using the effective interest method. The imputed interest calculated using the effective interest method accounts for all of the Company's interest expense included in "interest income, net" on the Income Statement and disclosed in the MD&A. On a going-forward basis, the impact of the agreement will continue to be fixed quarterly cash payments made to TI, amortization of the asset, and imputed interest expense through the term of the agreement.

         The Company respectfully submits to the Staff that its disclosure regarding the TI agreement has been adequate, as the amortization charge does not fluctuate from period-to-period and interest expense changes minimally, and the quarterly cash payments are immaterial to the Company's cashflows.

         The Company is not currently a party to any similar agreements that are material to it, but undertakes to disclose in future filings the details of any other material agreements that the Company may enter into.

2. Tell us more about the long-term royalty agreement you refer to under Interest Income, net, on page 15. Tell us how a royalty agreement impacts your interest expense. Support your accounting for this with reference to appropriate accounting literature.

         Response:

         The Company supplementally advises the Staff that the interest expense relating to the long-term royalty agreement is the imputed interest on the license agreement with TI discussed above in our response to Comment 1. In response to the Staff's comment, commencing with the filing of the Company's Form 10-Q for the three and six-month periods ending January 2, 2005, the Company will refer to the interest expense as the imputed interest on the Company's long-term license agreement. The Company's response to Comment 1 provides details of the accounting literature that it relied upon to support the manner in which it accounts for this agreement.

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

Critical Accounting Policies - Page 15

3. Your critical account policy disclosures do not provide the information related to the underlying estimates and judgments required by FR-72 and SEC Release no. 33-8098. The critical accounting policies discussion should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time. Please revise future filings to specifically address the following:

     a.  Provide information regarding how you arrived at the estimate;
     b.  How accurate the estimate or assumption has been in the past;
     c.  How much the estimate or assumption has changed in the past; and
     d. Whether the estimate or assumption is reasonably likely to change in the future.

         Response:

         In response to the Staff's comment, commencing with the filing of the Company's Form 10-Q for the three and six-month periods ending January 2, 2005, the Company will expand its disclosure with regard to critical accounting policies, as appropriate.

Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Segment Reporting-Page26

4. Revise future filings to provide the disclosures required by paragraph 37 of SFAS 131, or supplementally tell us why you don't believe it is required.

         Response:

         Paragraph 37 of SFAS 131 provides that "an enterprise shall report the revenues from external customers for each product and service or each group of products and services unless it is impracticable to do so." The Company respectfully submits that it currently complies with paragraph 37 of SFAS 131, as the Company derives revenue from only one group of similar products - analog (or linear) integrated circuits. More specifically, the Company is an electronics company; within electronics, the Company specializes in integrated circuits (IC's); within IC's, the Company focuses exclusively on analog (or linear) IC's. The Company's business activities consist entirely of designing, manufacturing and marketing analog IC's, as currently disclosed in the "Business Section" in Item 1 of the Company's Form 10-K. The World Semiconductor Trade Statistics Organization (WSTS), in concert with the Semiconductor Industry Association (SIA), separates the IC industry into the following distinct product categories: analog, microprocessors and controllers, logic, and memory, of which analog is the smallest. As the Company operates solely within the analog segment of the semiconductor industry, it believes that it has adequately fulfilled the disclosure requirements of paragraph 37 as it operates solely within the analog segment of the semiconductor industry. In addition, given the similarity of products and end-markets within the analog IC segment, the Company believes that further disaggregation of revenues within the analog IC segment would not be meaningful.


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

5. We note on page 10 that you appear to have managers of three different product groups. Supplementally tell us why you believe you have only one segment, considering the guidance of SFAS 131. Supplementally provide details of the information that your chief operating decision maker reviews in making decisions regarding resource allocation and in assessing performance.

         Response:

         As noted in the Company's response to Comment 4, the Company derives revenue from only one group of similar products - analog integrated circuits. The Company supplementally advises the Staff that the Company has created four different product design groups for research and development purposes only, as explained in more detail below. Once products pass the research and development stage, they are no longer tracked separately nor are they distinguished by these product categories for operational or management purposes. Reports that the Company may prepare relating to its product design groups are not used by the Company's Chief Operating Decision Maker, as such term is defined in SFAS 131, to make decisions about the allocation of the Company's resources or to assess performance. As such, the Company believes its segment disclosures are consistent with the objectives and basic principles of SFAS 131.

         More specifically, subsection (a) of paragraph 10 of SFAS 131 states the following (in italics):

         10.      An operating segment is a component of an enterprise:

         a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise) and,

         The Company's only business is designing, manufacturing and marketing analog IC's. Although the Company has four analog design groups (Power Management, Signal Conditioning, Mixed Signal and High Frequency), these groups focus on new product design. Accordingly, only the Company's research and development employees are included in these design groups. There are slight technical variations amongst these product groups, which are generally separated by end-market application, although often these end-markets overlap. Since the Company is essentially a technology company, Vice-Presidents lead the product selection (end-market application) and R&D design efforts only. However, the Vice-Presidents of the Company's design groups do not manage the Company's manufacturing operations or sales force. The employees of the Company's manufacturing operations and sales force instead report to different executives who have responsibility for all products (without distinguishing which design groups they come from).

         In addition, subsection (b) of Paragraph 10 states the following (in italics):


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


         b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

         The method for determining operating segments under SFAS 131 is often referred to as the "management approach." Paragraph 4 of SFAS 131 states that the management approach is based on "the way that management organizes the segments within the enterprise for making operating decisions and assessing performance." In other words, the focus of the management approach is on the operational and financial information that an enterprise's decision makers use to make decisions about the enterprise's operations.

         The Company identified its Chief Executive Officer (CEO) as its Chief Operating Decision Maker (CODM) as defined by SFAS 131.

         The CODM uses the Company's overall financial results of operations to evaluate the Company's performance and to allocate resources as necessary. For example, the Company's bonus and profit sharing programs are allocated based on individual and overall Company performance only. As such, the Company's current practice of reporting the results of operations in one reportable segment complies with subsection (b) of Paragraph 10 as it reflects how the Company is managed.

         In assessing the Company's performance as part of the Company's quarterly close procedures the CODM analyzes the Company's detailed results of operations as follows:

         o By factory spending: The CODM reviews the spending and absorption at each of the Company's manufacturing facilities located in Hillview, California; Camas, Washington; Singapore and Malaysia
         o By natural class: The CODM reviews the Company's expenses by Natural Class (Labor, Depreciation, Outside Services, Advertising, etc.)
         o By headcount: The CODM reviews the Company's headcount by Cost of Goods Sold, Research and Development; and Selling and General Administrative Expense
         o By average selling price (ASP): The CODM reviews the Company's ASP by package type (size of package generally determines ASP)
         o By the overall Income Statement: The CODM reviews the Company's overall performance by the results of operations as expressed in the external Income Statement

         Lastly, subsection (c) of Paragraph 10 states the following (in italics):

         c.       For which discrete financial information is available

         The Company does not provide the CODM with discrete financial information for management purposes with regard to product groups other than revenue information, which, as noted above, overlaps several end-markets. The Company manufactures, assembles and tests all its products in the same manufacturing facilities and sells all its products through one uniform sales force and therefore does not have discrete costing data available by product group.

         In summary, the Company believes that it has given adequate disclosure throughout Item 1. of Form 10-K as to why it views itself as one operating segment under the guidance of SFAS 131.

6. If you are aggregating segments, supplementally tell us why you believe you are in compliance with paragraph 17 and 19 of SFAS 131. In addition, revise future filings to disclose that you are aggregating segments and address why you meet the criteria in paragraphs 17 and 19 of SFAS 131, including why you believe the segments have similar economic characteristics.

         Response:

         The Company believes that in compliance with paragraph 17 and 19 of SFAS 131, it is not aggregating segments, but rather that it operates in only one segment as noted in our responses to Comments 4 and 5, above. As such, the Company respectfully submits that there is no basis to disclose that it is aggregating segments under the aggregation criteria listed in paragraphs 17 and 19 of SFAS 131.

                                 *      *     *

As per your instructions in the letter, the Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
         o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
         o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct any comments or questions regarding the Company's responses to the attention of the undersigned at (408) 432-1900.


                                   Sincerely,

                                   LINEAR TECHNOLOGYCORPORATION



                                   Paul Coghlan
                                   Vice President, Finance & CFO


cc:   Herbert P. Fockler/WSGR
      Stephen Almassy/EY
      Daniel Gordon/SEC


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